Exhibit 99.2

PS INTERNATIONAL GROUP LTD.

FORM OF PROXY FOR EXTRAORDINARY GENERAL MEETING
To Be Held at 9 p.m. on August 18, 2026, Hong Kong Time
(9 a.m., on August 18, 2026, Eastern Time)

THE BOARD RECOMMENDS A VOTE FOR
THE PROPOSALS.

1.      To approve adoption of third Amended and Restated Memorandum and Articles of Association proposal

___ FOR	___ AGAINST	___ ABSTAIN

2.      To approve change of authorized share capital proposal

___ FOR	___ AGAINST	___ ABSTAIN

3.      To approve authorization of registrar filings and further actions

___ FOR	___ AGAINST	___ ABSTAIN

This Proxy is solicited on behalf of the management of PS International Group Ltd.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the proposals described above.

TO VOTE ONLINE:    www.Transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL:    Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX:    Please fax this proxy card to 1.727. 269.5616

TO VOTE BY MAIL:    Please sign, date and mail to
Proxy Team
Transhare Corporation
17755 US Highway 19 N
Suite 140
Clearwater FL 33764

IMPORTANT:    Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.

Signature of Shareholder

Signature of Joint Shareholder

Dated: